Mail Stop 4561

April 17, 2008

Ronald E. Salluzzo
Chief Financial Officer
Harris Interactive Inc.
60 Corporate Woods
Rochester, NY 14623

      Re: **Harris Interactive Inc.**
              Form 10-K for Fiscal Year Ended
              June 30, 2007
              Filed September 12, 2007
              Form 10-Q for Quarterly Period Ended
              December 31, 2007
              Filed February 11, 2008
              Definitive Proxy Statement
              Filed September 12, 2007
              File No. 000-27577

Dear Mr. Salluzzo:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2007

Financial Statements

Consolidated Statements of Operations, page 53

1.   It does not appear that you have allocated any amount of depreciation and
        amortization to costs of services within your Consolidated Statements of
        Operations. Please tell us how you have complied with SAB Topic 11B or revise
        your presentation.

Notes to Consolidated Financial Statements

Note 3. Business Combination

Media Transfer, page 64

2.   Based on your disclosure, it appears that you acquired proprietary technology as
        part of your acquisition of Media Transfer. Please tell us whether you allocated
        any of the purchase price of Media Transfer to proprietary technology. Reference
        is made to Appendix A of SFAS 141.

3.   Please tell us how your disclosures related to the Media Transfer acquisition
        comply with paragraph 54 of SFAS 141, or tell us why you believe it was not
        necessary to include pro forma information. Also, please tell us how you have
        complied with Rule 3-05 and Article 11 of Regulation S-X, or tell us why you
        believe it was not necessary to provide financial statements or pro forma financial
        information for the acquired business on a Form 8-K.

Form 10-Q for the quarterly period ended December 31, 2007

Financial Statements

Note 2. Basis of Presentation

4.   We note your disclosure that during the three months ended December 31, 2007,
        the Company identified an error in previously issued financial statements. Please
        provide us with the SAB 99 materiality analysis referenced in your disclosure.
        Specifically, address how you determined that the error was not material to total
        comprehensive income for the year ended June 30, 2007. Additionally, tell us
        how the error impacted your quarterly results for the period ended September 30,
        2007.

Ronald E. Salluzzo
Harris Interactive Inc.
April 17, 2008
Page 3

Definitive Proxy Statement

Please comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and explain to us how you intend to comply. Please understand that after our review of all of your responses we may raise additional comments.

Compensation Discussion and Analysis, page 18

Base Salary – Remaining Competitive, page 19

5.	Please describe changes in salary for the other named executive officers as base salaries for these officers also appear to have increased during 2007. Also, explain why no NEO received a base salary increase for fiscal 2008.

6.	On page 19, you state that the base salary for Mr. Novak for 2007 was $500,000. Please tell us why this amount is different from the base salary presented in the summary compensation table on page 27. Further, for each officer, the amount listed under base salary in the compensation table does not match the amount listed for each officer in their respective 2007 employment agreements. Please revise or advise.

Cash Bonus Plan – Linking Compensation to Performance, page 19

7.	Please disclose the individual metrics established for each participant in the Business Unit Bonus Plan. Also, to the extent that bonus amounts are based on client satisfaction scores, briefly describe how client satisfaction is measured.

8.	Please describe how the Compensation Committee establishes target bonus amounts for all NEOs. Also, please clarify why Mr. Bayer received a higher percentage of his target bonus (51%) than other participants in the Corporate Bonus Plan (38%).

Equity Incentive Compensation – Aligning Compensation with Stockholder Value, page 21

9.	On page 5, you state: "With respect to employee stock options, 25% of each respective grant is vested one year after the date of issuance, and 1/48th of each grant is vested each month thereafter." However, on page 22 (see also pages 29 and 30), you state: "Stock options are granted at fair market value and generally vest over a four year period. 25% become exercisable on the one-year anniversary of the grant date, with the remainder vesting ratably over the remaining 36 months (1/36 each month)." This disclosure appears to be inconsistent. Please revise or advise.

Potential Payments Upon Termination or Change in Control, page 34

10.   Throughout the table, you have valued the prorated bonus amount at $0. Footnote
        (3) states that the table assumes termination or change of control occurred on the
        last day of fiscal 2007, which would suggest the full amount of the 2007 bonus
        should be payable upon termination or change in control. Please tell us why you
        believe it is appropriate to value the bonus amounts at $0. We note the language
        at the end of footnote (4), which states that the fiscal year 2007 bonus is not
        reflected in the table because it is not an incremental payment; however, it is not
        clear how this approach is consistent with Item 402 of Regulation S-K. Please
        revise or advise.

                                        *   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant